File No. 070-09179

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                     --------------------------------------
                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935
                     --------------------------------------
                            WPS Resources Corporation
                             700 North Adams Street
                                 P. O. Box 19001
                        Green Bay, Wisconsin  54307-9001

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)
                     --------------------------------------
                                      None

                 (Name of top registered holding company parent
                         of each applicant or declarant)
                     --------------------------------------
                                 Larry L. Weyers
                      President and Chief Executive Officer
                            WPS Resources Corporation
                             700 North Adams Street
                                 P. O. Box 19001
                        Green Bay, Wisconsin  54307-9001

                   (Names and addresses of agents for service)
                     --------------------------------------

            The Commission is requested to mail signed copies of all
              orders, notices and communications to the following:

                             Michael S. Nolan, Esq.
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                        Milwaukee, Wisconsin  53202-5367

             1. Applicant hereby amends Item 1.B.1 of its application by the addition of the following statements:

             i. Wisconsin Public Service Corporation ("Public Service") and Wisconsin River Power Company ("WRPC") are the only public utility subsidiaries of WPS Resources Corporation ("WPSR").

             ii. WRPC sells the output of its generating resources to its owners at cost. WRPC is licensed by the Federal Energy Regulatory Commission ("FERC") and is not subject to the jurisdiction of the Public Service Commission of Wisconsin.

             iii. Mid-American Power LLC is an exempt wholesale generator as defined in Section 32(a) of the Public Utility Holding Company Act of 1935, as amended.

             iv. WPS Visions, Inc. serves as a business research and development vehicle for WPSR.

             2. Applicant hereby amends Item 1.B.2 of its application by the addition of the following statement:

             Upper Peninsula Power Company ("UPPCo") is the only public utility subsidiary of Upper Peninsula Energy Corporation ("UPEN").

             3. Applicant hereby amends Item 1.C of its application as follows:

             Delete the following statement:

             The total value of the stock consideration to be issued in exchange for all of UPEN's Common Stock could be approximately $62,060,000 to $90,934,000.1/

   __________
   1/ These figures were derived from the 52-week low and high prices of WPSR Common Stock as traded on the New York Stock Exchange and reported in The Wall Street Journal, January 16, 1998.

             Replace with the following statement:

             The total value of the stock consideration to be issued in exchange for all of UPEN's Common Stock could be approximately $72,681,000 to $90,934,000.2/

   __________
   2/ These figures were derived from the 52-week low and high prices of WPSR Common Stock as traded on the New York Stock Exchange and reported in The Wall Street Journal, August 18, 1998.


             4. Applicant hereby amends Item 2 of its application by deleting the section in its entirety and replacing it with the following:

             ITEM 2.   FEES, COMMISSIONS AND EXPENSES

             The fees, commissions and expenses paid or incurred or to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of WPSR under the Securities Act of 1933, and other related matters, are estimated to be as follows:

   Commission filing fee for the
   Registration Statement on Form S-4
   (the "Registration Statement")..................................$22,527

   Accountant's fees...............................................165,000

   Legal fees and expenses.......................................1,658,099

   HSR Act filing fee...............................................45,000

   Investment bankers' fees and expenses.........................1,650,000

   Consulting fees related to human resource
   issues, public relations, regulatory support,
   and other matters relating to the Merger........................277,119

   Other...........................................................291,456

   TOTAL........................................................$4,109,201


             5. Applicant hereby amends Item 3.B.1.b)(2) of its application as follows:

             Delete the following statement:

             As set forth in Item 2 of this Application, WPSR and UPEN together expect to incur a combined total of approximately $3.7 million in fees, commissions and expenses in connection with the Merger.

             Replace with the following statement:

             As set forth in Item 2 of this Application, WPSR and UPEN together expect to incur a combined total of approximately $4.1 million in fees, commissions and expenses in connection with the Merger.

             6. Applicant hereby amends Item 3.B.2.b) of its application by deleting the section in its entirety and replacing it with the following:

                  b)   Integrated Public-Utility System

             As applied to electric utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(A) of the Act as:

             a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

             On the basis of this statutory definition, the Securities and Exchange Commission ("Commission") has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

             (i) the utility assets of the system are physically interconnected or capable of physical interconnection;

             (ii) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

             (iii) the system must be confined in its operations to
                   a single area or region; and

             (iv)  the system must not be so large as to impair
                   (considering the state of the art and the area or
                   region affected) the advantages of localized
                   management, efficient operation, and the effectiveness
                   of regulation.3/
   __________
   3/ Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir 1990) (citing In re Electric Energy, Inc., et al., 38 SEC 658, 668 (1958).


             In the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."4/ The Merger satisfies all four of these requirements.
   __________
   4/  1995 Report at 71.


                  i) Physically Interconnected or Capable of Physical Interconnection

             WPSR's system will meet the requirements of Section 2(a)(29)(A) in that the service territories of Public Service and UPPCo "are physically interconnected or capable of physical interconnection."5/ The transmission facilities of UPPCo and Public Service are only sixty miles apart and are operationally interconnected through transmission lines owned by Wisconsin Electric Power Company ("Wisconsin Electric"). These transmission lines (consisting of three 138 KV lines between the Plains substation in Michigan (on the north) and the Stiles substation in Wisconsin (on the south)) are known as the Wisconsin-Upper Peninsula ("WUP") interface and, according to Wisconsin Electric, have transfer capability from south to north of approximately 200 megawatts ("MW") and from north to south of approximately 330 MW. As a result of contracts entered into between UPPCo and Wisconsin Electric, a contractual path between Public Service and UPPCo exists on the WUP interface.
   __________
   5/ The service systems of Public Service and UPPCo are separated by a portion of the service system of Wisconsin Electric Power Company.


             As a condition of approval of Wisconsin Electric's merger with ESELCO, which was consummated in May 1998, Wisconsin Electric agreed to maintain 45 MW of the WUP interface for use by third parties at all times.6/ On May 26, 1998, Wisconsin Electric and Edison Sault Electric Company filed a Joint Open Access Tariff with FERC.7/ Subsequently, UPPCo reserved, pursuant to this Open Access Tariff, 30 MW of firm capacity on the WUP interface commencing June 1, 1998 and continuing to January 1, 2008 for power transmissions by Public Service to UPPCo, and the request for transmission service was granted by Wisconsin Electric. Pursuant to the terms of the Wisconsin Electric-ESELCO Joint Open Access Tariff, UPPCo will have a priority right to continue the transmission service on and after January 1, 2008. A Service Agreement for Firm Point-to-Point Transmission Service has been entered into by Wisconsin Electric and UPPCo which allows UPPCo to receive 30 MW of transmission service until midnight
   December 31, 2007 and has been filed with FERC.8/   As a consequence of
   these reservations and agreement, UPPCo has a contractual right to 30 MW of firm (nonrecallable) capacity on the WUP interface which connects the UPPCo and Public Service transmission systems and enables Public Service to transmit capacity and energy from its system to UPPCo. Energy deliveries from Public Service to UPPCo under this service agreement have commenced. UPPCo has reserved an additional 14-15 MW of firm capacity (varying with the time of year) on the WUP interface to November 1, 2007 (with a priority right to continue transmission thereafter) for energy currently transmitted from another Wisconsin utility. Based on these contractual arrangements, Public Service's and UPPCo's systems meet the first requirement in that they are clearly physically interconnected through Wisconsin Electric's transmission system.
   __________
   6/ Wisconsin Energy Corporation, Inc. and ESELCO, Inc., 83 FERC paragraph 61,069, pp. 61, 358-59 (1998).

   7/  FERC Docket No. ER 98-3114-000.

   8/  FERC Docket No. ER 98-3345-000.


                  ii)  Single Interconnected and Coordinated System

             Currently the electric properties of Public Service and the electric properties of UPPCo both constitute separate integrated electric systems within the meaning of Section 2(a)(29)(A) of the Act. In each such system, "the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Unitil Corp., 51 S.E.C. Docket 562 (1992). The gas properties of Public Service constitute an integrated gas system within the meaning of Section 2(a)(29)(B). Each of the electric systems would continue to be centrally controlled by Public Service until such time as the joint dispatch of the two systems becomes economically justified. Prior to that time, WPSR would achieve a high degree of coordination in the operation of the two systems.

             Following the Merger, Public Service will economically dispatch its resources to serve the needs of the Public Service system south of the WUP interface and, to a limited extent, as described below to provide "load following" service to the UPPCo system. With respect to the UPPCo system, Public Service will provide system control, transmission and generation dispatch and related services to UPPCo from the same Green Bay, Wisconsin, control center from which the Public Service generation system is dispatched. The UPPCo system is, and will continue to be, coordinated on an hour to hour and minute to minute basis, accessing at all times the most economic source of energy available to UPPCo, including those energy resources available from Public Service and only as constrained by the availability of those resources and the WUP interface. Those sources consist of: (i) 10 MW (15 MW in 1999) of firm power from Public Service and 55 MW of firm power from Commonwealth Edison which is delivered in Wisconsin to Wisconsin Electric under a displacement arrangement pursuant to which Wisconsin Electric delivers comparable energy from Wisconsin Electric's Presque Isle Power Plant to UPPCo in Michigan; (ii) approximately 45 MW of interruptible and load following energy from Public Service over the WUP interface pursuant to a Partial Requirements Service Agreement dated July 5, 1996; (iii) 14-15 MW of firm power to the Iron River area of UPPCo's system from Wisconsin Power and Light Company; and
   (iv) energy generated by UPPCo's hydro and combustion generation facilities. To the extent that energy is supplied by Public Service either pursuant to the power displacement arrangement or by direct sales to UPPCo, such power will be provided from the most economic source available to Public Service. Public Service will be able to respond to any failure of other UPPCo energy resources to meet UPPCo's additional energy requirements up to approximately 45 MW subject to the constraints of the WUP interface.

             There has been and will continue to be significant coordination between the UPPCo and Public Service systems. In fact, even before the Merger Agreement was signed by WPSR and UPEN, their utility subsidiaries, Public Service and UPPCo, were coordinating their efforts and working together to the benefit of both utilities. Over the years, Public Service and UPPCo have entered into a number of contractual agreements. In March 1994, UPPCo and Public Service entered into a Coordination Sales Tariff pursuant to which UPPCo had agreed to purchase, on a tariff basis, certain power and energy from Public Service, including negotiated capacity and energy, general purpose energy and emergency energy. In 1996, UPPCo and Public Service entered the following agreements: (a) System Capacity and Energy Exchange Agreement pursuant to which Public Service provides regulating services to UPPCo; (b) Trouble Orders and Call Out Service Agreement pursuant to which Public Service provides to UPPCo after hours call handling and service crew dispatch services; (c) System Control Agreement pursuant to which Public Service provides generation and transmission dispatch services to UPPCo; (d) Customer Call Center Agreement pursuant to which Public Service agrees to share Public Service's customer call center systems and services with UPPCo; (e) Electric Service Agreement pursuant to which Public Service agrees to purchase certain power and energy from UPPCo, including negotiated capacity and energy, general purpose energy and emergency energy; and (f) Partial Requirements Service Agreement pursuant to which UPPCo agrees, beginning on January 1, 1998, to purchase from Public Service, on a tariff basis, part of its energy requirements (replacing the System Capacity and Energy Exchange Agreement described above). In addition, in 1996, UPPCo and ESI entered into an Electric Service Agreement pursuant to which UPPCo agrees to purchase certain power and energy from ESI, including negotiated capacity and energy, general purpose and emergency energy.

             In addition to existing contractual relationships between Public Service and UPPCo, they have entered into a Coordination and Allocation Agreement ("Coordination Agreement") which establishes the basic contractual framework pursuant to which Public Service and UPPCo will coordinate their activities and allocate certain costs and revenues between themselves. The Coordination Agreement which was filed as part of the application filed with the FERC, Exhibit D-1, is herein incorporated by reference. Public Service and UPPCo have also filed a Joint Open Transmission Tariff with the FERC pursuant to which zonal transmission rates will be charged for use of the combined systems based on delivery location.9/ Finally, following the Merger, engineering, accounting, tax, human resources, information technology services and other administrative services for the two systems will be integrated. Also as stated in the WPSR Application to the FERC, WPSR and UPPCo "expect . . . that, as affiliates, they will be able to coordinate more closely their system planning and operations than in the past."10/
   __________
   9/  FERC Docket No. ER 98-1561-000.
   10/ FERC Application at page 19.


             As another example of coordinated efforts, UPPCo and Public Service, being net purchasers of electricity, can coordinate and adjust their purchases from third parties based on each utility's needs and the economics associated with the dispatch of power plants as compared to "takes" under power purchase agreements. The combined power purchase demands of UPPCo and Public Service should have considerably more market leverage than UPPCo's degree of market leverage. Also, coordinated joint purchasing coupled with the partial requirements service from Public Service to UPPCo allows for coordinated power purchase and plant dispatch operations of Public Service and UPPCo, up to the constraints posed by available transmission capacity.

             Finally, although the service territories of Public Service and UPPCo are not contiguous, they are in close proximity. See Exhibit E-1. UPPCo is, in fact, closer in proximity to Public Service than to any Michigan utility in the lower portion of Michigan because the Upper Peninsula is physically contiguous to Wisconsin and not the lower portion of Michigan. Because UPPCo's service territory is in close proximity to Public Service's territory, UPPCo will more likely achieve economies through a merger with a Wisconsin utility, Public Service, than any Michigan utility.

             Although a high degree of coordination would be achieved in post-Merger operations of the two systems, until such time as joint dispatch becomes economically justified, the two systems will not be jointly dispatched as a single system (i.e., with all energy resources of the two systems being generally dispatched throughout the areas served by the two systems, irrespective of the source of such energy). For this reason, WPSR does not argue that the normal operation of the systems, so long as the constraints of the WUP interface continue, satisfies the coordination requirements of Section 2(a)(29)(A) of the Act. Nevertheless, WPSR does submit that consistent with the Commission's decision in TUC Holding Company, 65 S.E.C. Docket 301 (1997), WPSR can acquire and retain UPPCo as an additional system and can also retain its existing integrated gas system.

             In TUC Holding Company, the Commission determined that a holding company had made the requisite showing under Section 10(c)(2) of the Act although the combined utility assets of the holding company following the acquisition would not together constitute a single integrated public-utility system. Relevant to the Commission's determination in TUC Holding Company was that, following the acquisition, (i) each of the holding company's separate systems would remain an integrated system; (ii) there would be de facto integration of the combined utility properties with both systems operated on a coordinated basis in the same area; and (iii) the holding company would be exempt from registration under Section 3 of the Act. In addition, the acquisition would provide benefits to at least one integrated system and did not appear to give rise to any of the abuses, such as scattered utility properties, inefficient operations, lack of local management or evasion of state regulation that Section 11(b)(1) and the Act generally were intended to address.

             All of the essential elements that formed the basis for the TUC Holding Company order are present in the Merger. Both the UPPCo and Public Service systems will remain fully integrated systems following the Merger. Also, there will be de facto integration of the combined utility properties of Public Service and UPPCo, with both systems being operated on a highly coordinated basis, as previously described. Moreover, the systems are in close proximity and physically interconnected by facilities over which the utilities hold a firm contractual path. See Exhibit E-1. Consequently, the Merger will not result in scattered utility properties, inefficient operations or lack of local management. Following the Merger, WPSR, which is currently exempt from registration under the Act, except for Section 9(a)(2), will file a claim for continued exemption from registration pursuant to Section 3(a)(1) of the Act. The Merger will produce substantial economies, efficiencies and benefits as described in
   Item 3.B.2.a) of this Application. Each of the utility systems will remain subject to regulation by the Public Service Commission of Wisconsin in the case of Public Service and by the Michigan Public Service Commission in the case of both utilities to the same extent as they are currently regulated by such agencies.

                  iii) Operate in a Single Area or Region

             This single integrated system will operate in a single area or region, the area delineated on Exhibit E-1, covering portions of Wisconsin and Michigan. WPSR already has operations in both Wisconsin and the Upper Peninsula where UPEN is located. In the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."11/ The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."12/ As set forth in Item 3.B.1.a)(2)(b), the Merger will result in economies and efficiencies for the utilities and, in turn, their customers.
   __________
   11/  1995 Report at 72-74.
   12/  1995 Report at 73.


                  iv) Localized Management, Efficient Operations and Effective Regulation

             The system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The combined service territories of Public Service and UPPCo will be in the eastern part of Wisconsin and a portion of the Upper Peninsula. They will serve a total of only 422,000 electric retail customers and 218,000 gas retail customers. UPPCo, being in a geographically isolated area of the Upper Peninsula, is bordered by Wisconsin Electric and Edison Sault.13/ Public Service is the next closest utility to UPPCo. Other than Wisconsin Electric, Public Service is the only logical candidate offering potential for integrated operations. In fact, Public Service and UPPCo's transmission systems are only separated by sixty miles.
   __________
   13/ If the merger between Wisconsin Energy Corp. and ESELCO is consummated, UPPCo will be bordered on both sides by Wisconsin Electric.


             The Commission's past decisions on "localized management" show that the Merger fully preserves the advantages of localized management.
   In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., 46 S.E.C. 1299 (1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) the preservation of corporate identities, see Northeast Utilities, 51 S.E.C. Docket 504 (1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., 40 S.E.C. Docket 654 (1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iii) the ease of communications, see American Electric Power Co., 46 S.E.C. 1299 (1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

             The Merger satisfies all of these factors. UPPCo and Public Service will continue to operate through numerous regional offices with local service personnel and line crews available to respond to customers' needs. Moreover, WPSR has undertaken to continue UPEN's commitments for community support within the service areas of UPPCo. After the Merger, UPPCo and Public Service will maintain their current headquarters while WPSR will maintain the system headquarters. Although the location of the corporate headquarters of WPSR will add distance from people who are served by UPPCo, this distance is, as noted by the Commission in American Electric Power, a relatively unimportant factor given the present ease of transportation and communications and the retention of UPPCo headquarters at its present location in the Upper Peninsula. Thus, the Merger will preserve all the benefits of localized management of UPPCo and Public Service.

             As described earlier in Item 3.B.1.a)(1)(b), the system will facilitate efficient operation. Finally, the Merger will not impair the effectiveness of state regulation. UPPCo and Public Service will continue their separate existence as before, and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Wisconsin Commission and the Michigan Commission. In fact, the staff of each state commission has agreed that the Merger will not impair their ability to regulate Public Service and UPPCo. Letters from the commission staff are incorporated herein by reference as Exhibits APP-3 and APP-4 to Exhibit D-1. Additionally, the contracts between Public Service and UPPCo will be subject to approval and control as affiliate transactions by the Wisconsin Commission.

        7. Applicant hereby amends Item No. 6, Exhibits and Financial Statements, of its application by filing the following:

        A.   Exhibits

      Method    Exhibit
     of Filing   Number                      Description

   By Reference   G-1   Annual Report on Form 10-K for the year ended
                        December 31, 1996, and Annual Report on Form 10-K for the year ended December 31, 1997.

   By Reference   G-2   Annual Report on Form 10-K for the year ended
                        December 31, 1996, and Annual Report on Form 10-K for the year ended December 31, 1997.

   By Reference   G-3   Quarterly Reports on Form 10-Q for the quarters
                        ended March 31, 1997, June 30, 1997, September 30,
                        1997, March 31, 1998, and June 30, 1998.

   By Reference   G-4   Quarterly Reports on Form 10-Q for the quarters
                        ended March 31, 1997, June 30, 1997, September 30,
                        1997, and March 31, 1998.

   By Reference   G-5   Current Reports on Form 8-K dated March 10, 1997,
                        June 7, 1997, October 20, 1997, February 25, 1998,
                        June 10, 1998, July 2, 1998, and July 27, 1998.

   By Reference   G-6   Current Reports on Form 8-K dated July 18, 1997,
                        October 7, 1997, and April 16, 1998.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                 WPS Resources Corporation

                                 By: /s/ Patrick D. Schrickel
                                      Patrick D. Schrickel,
                                      Executive Vice President

                                 Date:  September 22, 1998